Exhibit 99.1

VectivBio Announces Results of Extraordinary General Meeting

December 9, 2022

Wouter Joustra Elected to the Board of Directors

BASEL, Switzerland, Dec. 9, 2022 (GLOBE NEWSWIRE) — VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel transformational treatments for severe rare conditions, announced today that Wouter Joustra was elected as a new member of the Board of Directors at the Extraordinary General Meeting held on December 9, 2022.

Mr. Wouter Joustra brings a breadth of capital markets and investment experience in the life sciences investment industry to VectivBio. He joined Forbion, a leading European life sciences venture capital firm, in October 2019, where he is currently General Partner. At Forbion, Mr. Joustra is responsible for deal origination, general portfolio management and divestment strategies, and focuses on Forbion´s Growth Opportunities Funds, which concentrates on investing in late stage life sciences companies. Previously, Mr. Joustra was a Senior Trader, as well as Executive Board member of the life sciences franchise at Kempen, a European boutique investment bank. In this role, Mr. Joustra managed Kempen’s trading portfolio, and he was involved in deal structuring and equity capital markets transactions, as well as larger block trades. Until Gyroscope Therapeutics’s acquisition by Novartis for up to $1.5 billion, Mr. Joustra served as a member of Gyroscope Therapeutics’s board of directors. Mr. Joustra is currently on the board of Forbion’s SPAC vehicle, Forbion European Acquisition Corp. (NASDAQ: FRBN), in addition to being a board observer at NewAmsterdam Pharma N.V. (NASDAQ: NAMS). Mr. Joustra holds an M.Sc. in Business Administration from the University of Groningen, and a B.Sc. in International Business and Management from this same university.

“We are pleased to add Wouter to the VectivBio Board of Directors. His deep experience in life-science capital markets will benefit VectivBio as we enter our next stage of growth,” said Tom Woiwode, VectivBio Board Chairman.

About VectivBio

VectivBio is a global clinical-stage biotechnology company focused on transforming and improving the lives of patients with severe rare conditions. Lead product candidate apraglutide is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).

VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). CoMET leverages innovative chemistry, based on a proprietary stabilized pantetheine backbone, to restore fundamental cellular metabolism in pediatric populations with IMDs characterized by a deficit of energy metabolism caused by the depletion of functional Coenzyme A (“CoA”). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidemias.

Learn more at www.vectivbio.com, and follow us on LinkedIn and Twitter.

Contact:

Patrick Malloy

SVP, Investor Relations and Strategic Communications

VectivBio

Patrick.malloy@vectivbio.com